United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITY EXCHANGE ACT OF 1934

Commission file number 1-8422

         A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Countrywide Financial Corporation 401(k) Savings And Investment Plan c/o Countrywide Financial Corporation Human Resources: Benefits Department MSN: RM-55-56 55 South Lake Avenue Pasadena, CA 91101

         B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Countrywide Financial Corporation 4500 Park Granada Calabasas, CA 91302 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Countrywide Financial Corporation 401(k) Savings and Investment Plan /s/ Angelo R. Mozilo Chairman of the Board of Directors and Chief Executive Officer Countrywide Financial Corporation

Date: June 25, 2004

Financial Statements and Report of Independent Registered Public Accounting Firm COUNTRYWIDE FINANCIAL CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN December 31, 2003 and 2002

TABLE OF C O N T E N T S

                                                                                             Page
                                                                                             ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS                                     3-4

FINANCIAL STATEMENTS:

      STATEMENTS OF NET ASSETS AVAILABLE FOR
          BENEFITS - DECEMBER 31, 2003 and 2002                                                5

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - YEAR ENDED DECEMBER
          31, 2003                                                                             6

NOTES TO FINANCIAL STATEMENTS                                                                  7

SUPPLEMENTAL SCHEDULE:

      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - DECEMBER 31, 2003      12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees
Countrywide Financial Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of Countrywide Financial Corporation 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2003 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit the financial statements of the Plan as of December 31, 2002, whose report dated June 20, 2003 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Countrywide Financial Corporation 401(k) Savings and Investment Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2003 basic financial statements taken as a whole. The supplemental Schedule H, line 4i – schedule of assets (held at end of year), is presented for purposes of additional analysis and is not a required part of the 2003 basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2003 basic financial statements taken as a whole.

/s/KPMG LLP

Los Angeles, California
June 4, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees
Countrywide Financial Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of Countrywide Financial Corporation 401(k) Savings and Investment Plan as of December 31, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of Countrywide Financial Corporation 401(k) Savings and Investment Plan as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Los Angeles, CA
June 20, 2003

Countrywide Financial Corporation
401(k) Savings and Investment Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollar amounts in thousands)

                                                                     December 31,
                                                          ------------------------------------
                                                                2003                2002
                                                          -----------------    ---------------
                                       ASSETS

Investments, at fair value:
    Participant directed investments:
          Mutual funds                                     $    223,910         $    120,216
          Money market funds                                     33,528               24,206
         Countrywide Financial Corporation Common Stock          32,991               17,239
         Participant loans                                       12,870                8,791
                                                          -----------------    ---------------
                                                                303,299              170,452
    Non-Participant directed investments:
         Countrywide Financial Corporation Common Stock         139,690               64,645
                                                          -----------------    ---------------

         Total investments                                      442,989              235,097
                                                          -----------------    ---------------

Receivables:
    Employer's contribution                                       6,165                5,092
    Participants' contribution                                    2,686                2,166
                                                          -----------------    ---------------

         Total receivables                                        8,851                7,258
                                                          -----------------    ---------------

         Total assets                                           451,840              242,355
                                                          -----------------    ---------------

                                     LIABILITIES
Excess contributions payable                                      1,093                    -
                                                          -----------------    ---------------

         Total liabilities                                        1,093                    -
                                                          -----------------    ---------------

         Net assets available for benefits                 $    450,747         $    242,355
                                                          =================    ===============

The accompanying notes are an integral part of these financial statements.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2003
(Dollar amounts in thousands)

                                                      Participant         Non-Participant
                                                       Directed:             Directed:
                                                      Consolidated              CFC
                                                      Investments          Common Stock            Accruals             Total
                                                     ---------------    --------------------    ----------------    ---------------
    Additions:
    Additions to net assets attributed to:
       Investment income:
         Net appreciation in fair value of
            investments                                   $ 61,199         $     60,172          $         -         $   121,371
         Interest                                              590                  111                    -
                                                                                                                             701
         Dividends                                           3,871                  303                    -
                                                                                                                           4,174
                                                     ---------------    --------------------    ----------------    ---------------
                                                            65,660               60,586                    -              126,246
                                                     ---------------    --------------------    ----------------    ---------------
       Contributions:
         Participants'                                      67,279                    -                   1,593            68,872
         Participant rollover                                8,013                    -                    -                8,013
         Employer's                                              -               15,894                   6,165            22,059
                                                     ---------------    --------------------    ----------------    ----------------
                                                            75,292               15,894                   7,758           98,944
                                                     ---------------    --------------------    ----------------    ---------------
             Total additions                               140,952               76,480                   7,758           225,190
                                                     ---------------    --------------------    ----------------    ---------------

    Deductions:
    Deductions from net assets attributed to:
       Benefits paid to participants                       (12,199)              (4,526)                   -               (16,725)
       Administrative expenses                                                        -                    -
                                                               (73)                                                           (73)
                                                     ---------------    --------------------    ----------------    ---------------
             Total deductions                              (12,272)              (4,526)                   -              (16,798)
                                                     ---------------    --------------------    ----------------    ---------------
             Net increase prior to inter-fund
              transfer                                     128,680               71,954                 7,758             208,392

    Inter-fund transfers                                     4,167                3,091                (7,258)                 -
                                                     ---------------    --------------------    ----------------    ---------------

             Net increase                                  132,847               75,045                   500              208,392
    Net assets available for benefits:
       Beginning of year                                   170,452               64,645                 7,258             242,355
                                                     ---------------    --------------------    ----------------    ---------------

       End of year                                   $     303,299         $    139,690          $      7,758         $   450,747
                                                     ===============    ====================    ================    ===============

The accompanying notes are an integral part of these financial statements.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Countrywide Financial Corporation (the Company) 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

A. General

The Plan is a defined contribution plan covering all full-time employees of the Company who have completed at least three months of service and are age 21 or older (See Note 7). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Contributions

Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute, at the discretion of the Plan administrator, amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a discretionary matching contribution equal to 50 percent of the participant contributions up to a maximum of 6 percent of the participants’ eligible earnings, as defined in the Plan. Contributions are subject to certain limitations. During the year ended December 31, 2003 the Company’s matching contribution was made entirely in Company common stock.

C. Participant Accounts

Each participant’s account is credited with the participant’s contribution, discretionary matching contribution and an allocation of Plan earnings. Allocations of Plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

D. Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s discretionary matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants begin vesting in Company contributions after one year of credited service and are fully vested after five years of credited service.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN - Continued

E. Participant Loans Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their total vested account balances. Loan terms may range up to 15 years for the purpose of purchasing a primary residence, and up to five years for all other purposes. The loans are secured by the balance in the participant’s account and earn interest at prime plus two percent. The current interest rates of participant loans receivable ranges from 4% to 11.5%. Principal and interest is paid ratably through semi-monthly payroll deductions.

F. Payment of Benefits

On termination of service before the normal retirement age of 65, a participant may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant’s account. However, if the participant’s total vested benefit value is less than $5,000, the Plan requires the administrator to direct the trustee to pay the entire vested benefit to the participant in a lump sum.

On termination of service due to death, disability or normal retirement, participants or their beneficiaries may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.

G. Forfeited Matching Contributions

Forfeitures of non-vested accounts were $939,201 during the year ended December 31, 2003. Of the cumulative amounts forfeited, $1,950,819 had not yet been used to reduce the Company matching contribution as of December 31, 2003.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

A. Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. The employer pays administrative expenses of the Plan, with the exception of costs incurred for loans, which are paid for by participants who have loans. Certain reclassifications have been made to the 2002 financial statements to be consistent with the current year presentation.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003 and 2002

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES - Continued

B. Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates estimated fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

C. Payment of Benefits

Benefits are recorded when paid.

D. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

E. Risks and Uncertainties

The Plan invests in various types of investment securities, including mutual funds, actively managed funds and Countrywide Financial Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Additionally, certain mutual funds offered by the Plan invest in the securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

As of December 31, 2003 and 2002, approximately 39% and 35%, respectively, of total Plan investments were invested in Countrywide Corporation common stock.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003 and 2002

NOTE 3 - INVESTMENTS

The Plan’s investments are held in a trust fund administered by Fidelity Investments. The fair values of investments that represented five percent or more of the Plan’s net assets consisted of the following:

    ----------------------------------------------------- --- ---------------------------------- -- -----------------------------
                                                                                                            December 31,
                                                                                                        2003           2002
                      Investment Name                            Investment Description              Fair Value     Fair Value
    -----------------------------------------------------     ----------------------------------    ------------- ---------------
                                                                                                    (Dollar amount in thousands)
        Countrywide Financial Corporation,
           Common Stock  *                                    Stock                                 $    172,681    $   81,884
        Spartan U.S. Equity Index Fund                        Mutual Fund                                 36,630        19,898
        Fidelity Equity-Income Fund                           Mutual Fund                                 34,126        19,666
        Fidelity Retirement Money Market                      Money Market Mutual Fund                    33,528        24,206
        PIMCO Total Return Fund                               Mutual Fund                                 32,657        24,734
         Touchstone Growth/Value Fund                         Mutual Fund                                 24,254        12,610
        AXP New Dimensions Fund                               Mutual Fund                                 22,883        15,278
        All investments less than 5% of Plan assets           Various                                     86,230        36,821
                                                                                                    ------------- ---------------

               Total investments                                                                     $   442,989   $   235,097
                                                                                                    ============= ===============

    *  Participant and nonparticipant-directed
During 2003, the Plan’s investments (including gains and losses on investments bought and sold during the year) appreciated in value by approximately $121,371,000, as follows:

                                                                            Year Ended
                                                                           December 31,
                                                                               2003
                                                                        -------------------
                                                                        (Dollar amount in
                                                                            thousands)

    Mutual funds                                                          $      36,909
    Countrywide Financial Corporation, Common Stock *                            84,462
                                                                        -------------------

         Net appreciation in fair value of investments                    $     121,371
                                                                        ===================

*  Participant and nonparticipant-directed

NOTE 4 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments and shares of common stock of Countrywide Financial Corporation. Fidelity Investments is the trustee and Countrywide Financial Corporation is the plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003 and 2002

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 6 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). Amendments to the Plan have been made subsequent to the date of the IRS determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the requirements of the Code.

NOTE 7 – SUBSEQUENT EVENT

Effective January 1, 2004, the Plan was amended to cover all full-time employees of the Company who have completed their first hour of service for the Company.

Countrywide Financial Corporation
401(k) Savings and Investment Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

(Dollar amounts in thousands)

                                                                   Description                                            Fair
          Identity of Investment                                  of Investment                           Cost            Value
-------------------------------------------    ----------------------------------------------------    ------------    ------------

Interest-earning Cash (including
money market accounts, certificates
of deposit, and cash equivalents):
     Fidelity Investments *                    Fidelity Retirement Money Market Portfolio               $   33,528      $   33,528
                                                                                                       ------------    ------------
                                                         Subtotal Interest-earning Cash                      33,528         33,528
                                                                                                       ------------    ------------

Mutual Funds:
     Fidelity Investments *                    929,452 shares Spartan U.S. Equity Index Fund                 34,275         36,630
     Fidelity Investments *                    685,943 shares Fidelity Equity-Income Fund                    31,716         34,126
     Pacific Investment Management Company     3,049,163 shares PIMCO Total Return Fund                      32,434         32,657
     Touchstone                                1,396,326 shares Touchstone Growth/Value Fund                 23,862         24,254
     American Express Funds                    958,231 shares of AXP New Dimensions Fund                     15,107         22,883
     Fidelity Investments *                    793,782 shares Fidelity  Diversified  International           15,384         19,146
                                               Fund
     Wasatch Funds                             398,362 shares Wasatch Small Cap Growth Fund                  12,302         14,186
     Fidelity Investments *                    668,305 shares Fidelity Freedom 2030 Fund                      7,740          8,655
     Fidelity Investments *                    630,816 shares Fidelity Freedom 2020 Fund                      7,495          8,213
     Trust Company of the West                 428,956 shares TCW Galileo Select Equities Fund                6,363          7,322
     Fidelity Investments *                    437,231 shares Fidelity Freedom 2010 Fund                      5,352          5,694
     Alliance Bernstein                        1,059,788  shares  Alliance  Bernstein  Growth  and            3,143          3,582
                                               Income Fund
     Fidelity Investments *                    445,001 shares Fidelity Freedom 2040 Fund                      2,995          3,364
     Fidelity Investments *                    161,225 shares Fidelity Freedom Income Fund                    1,744          1,787
     Fidelity Investments *                    119,765 shares Fidelity Freedom 2000 Fund                      1,362          1,411
                                                                                                       ------------    ------------
                                                         Subtotal Mutual Funds                              201,274        223,910
                                                                                                       ------------    ------------

Corporate Stock:
     Countrywide Financial                     Common Stock, 7,918,305 shares                                82,567        172,681
Corporation *
                                                                                                       ------------    ------------
                                                         Subtotal Corporate Stock                            82,567        172,681
                                                                                                       ------------    ------------

Participant Loans:
     Participant Loans *                       2,585  participation  loans  with  annual  interest               -          12,870
                                               rates ranging from 4% to 11.5%
                                                                                                       ------------    ------------
                                                         Subtotal Participant Loans                              -          12,870
                                                                                                       ------------    ------------
Total Investments                                                                                       $  317,369       $ 442,989
                                                                                                       ============    ============

*  Party-in-interest

See accompanying independent auditors' report.